Mail Stop 0610   March 31, 2009

Mr. Joe Crisafi
Chief Financial Officer
Comprehensive Care Corporation
3405 W. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

Re: Comprehensive Care Corporation
        Preliminary information statement filed January 27, 2009
        Form 8-K filed January 23, 2009
        Supplemental response dated March 13, 2009
        File No. 001-09927

Dear Mr. Crisafi:

        We have reviewed your supplemental response and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment of the Company's Restated Certificate of Incorporation…, page 4

1. Please expand your discussion to provide a description of the Series C Preferred
    that complies fully with Item 202(a)(1) through (5) of regulation
    S-K.

Background and Circumstances Leading to the Merger, page 5

2. We note your disclosure that you anticipate issuing some of additional shares of
    capital stock authorized by the proposed amendment to raise capital and provide

employee incentives going forward, but you have no current plans to issue the additional authorized shares "except as previously noted." Please revise to clarify, if true, that except with respect to the transactions related to the merger with Core, you have no current plans to issue additional shares. As currently written, the sentence is ambiguous.

3. Please expand the discussion to identify the members of the Special Committee.

4. Please indicate specifically when you began discussions with Core regarding a possible business combination. Please expand the discussion to describe the other transactions you considered, the terms of such transactions, and why you determined to pursue the transaction with Core instead of possible alternative transactions. Please balance your discussion regarding the perceived benefits of the merger with a brief discussion of the principal risks relating to the merger, including the fact that Core had no assets or revenues at the time of the reverse acquisition, nor had financial statements for Core been prepared.

5. Please expand the discussion to state the date Core first approached Hythiam with respect to purchasing Hythiam's interest in the Company and the date the term sheet for this transaction was signed with Woodcliff.

6. Please state the date on which Core contacted the Company to propose the reverse acquisition of Core and when the term sheet for this transaction was submitted to the Special Committee.

7. We note your response to comment 5 and reissue the comment. In this regard, we note that based on the Core financial statements available at the time of the reverse acquisition, Core had no assets or revenues. Your discussion should include, but not be limited to:

- Since Core had no revenues, what was the specific sales and marketing expertise you were acquiring;
- Were Core's key employees under employment agreements that contained restrictive anti-competition provisions;
- What were duration of the employment agreements, if any, with Core's key employees;
- What does the term "sales pipeline" mean and what was the nature of Core's pipeline at the time you entered into the agreement with Core;

- What were the specific existing distribution channel relationships at the time of your acquisition of Core and were these channel relationships memorialized by written or oral agreements;
- What was the nature and extent of the Company's direct-to-consumer product marketing at the time of the Core acquisition, e.g., gross revenues, products offered, the number of personnel engaged in such activities, marketing methods utilized, geographical areas, etc.;
- What was the nature and extent of Direct Ventures' direct-to-consumer product marketing at the time of your acquisition of Core, e.g., gross revenues, products offered, the number of personnel engaged in such activities, marketing methods utilized, geographical areas, etc.;
- What was the basis for the Company's belief that the acquisition of Core would significantly increase its direct-to-consumer product marketing;
- How much additional working capital did the Company require at the time of the Core acquisition, when was such capital needed, and how do you intend to utilize the capital, e.g. for the Company's existing business or for the development of Core's business;
- Why did you believe the combined entity would enable the Company to raise additional capital;
- What were the cross selling opportunities considered by the Special Committee;
- What were the synergies and cost reductions that you anticipated; and
- How would the Company's management and the board of directors change from the individuals serving in such capacities prior to the acquisition of Core.

8. Since there has been a change of control, please expand the discussion to name the persons who acquired control and the percentage of voting securities now beneficially owned directly or indirectly by the persons who acquired control. Any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should be described. See Item 6(e) of Schedule 14A and instruction 2 thereunder.

9. We note your response to comment 6 and reissue the comment. Please explain how the purchase price was determined and by whom. If the price was determined by Core, as set forth in its term sheet, and was not negotiated by the Special Committee, so state. We may have additional comments.

10. We note your response to comment 7, however there is no reference in the information statement to a fairness opinion with respect to the fairness of the transaction from a financial standpoint to the Company's shareholders not affiliated with Hythiam. See also the information requested by Instruction 7(b)(6) to Item 14 of Schedule 14A. Please advise or revise the document

accordingly. If a fairness opinion was received, please file it as an exhibit to your Schedule 14A. We may have additional comments.

Background Information About Core, page 7

11. We note the last paragraph on page 7 which describes the purpose for the formation of Core. Please expand the discussion to describe in greater detail the distribution channels you have already established and plan to establish.

12. We note your reference to statistical data considered by Core's management and investors. Please expand in greater detail what you intend to distribute in the distribution channels you plan to establish. For example, do you intend to:
- establish free clinics to treat the targeted populations;
- provide employment to or insurance coverage for the unemployed;
- obtain government contracts to inform segments of the population about the Medicaid and/or Medicare benefits that may be available to them;
- establish an insurance company that will sell health insurance to under-served segments of our population;
- promote insurance sales by use of tele-marketers instead of commissioned agents in order to reduce costs; or
- develop a government sponsored universal health insurance program.

13. We note your reference to the acquisition of Direct Ventures International in November 2008. Please expand the discussion to describe the consideration paid for DVI and provide a description of its business including when it was formed, the nature of its business, and the aggregate amount of its assets and revenues for its last fiscal year and for the period ending immediately prior to its acquisition by Core.

14. Please expand the discussion to describe the terms "inbound and outbound telemarketing facilities."

15. Please expand the discussion to explain specifically how you have established relationships with the insurance telemarketers, e.g. did DVI have contractual arrangements with these telemarketers which were assumed by Core or did Core enter into contractual arrangements directly with the telemarketers.

16. On page eight of your proposed revision to the information statement that was provided on March 13, 2009, you state that Core acquired Direct Ventures

International in November 2008. Since this acquisition presumably had a significant financial impact to Core and to the acquisition of Comprehensive Care, please tell us why you did not include it in your pro forma financial statements. Otherwise, please revise your proposed pro forma financial statements to include the acquisition of Direct Ventures International.

17. Please tell us the impact that the business combination had on the operations of Comprehensive Care. For example, tell us whether the operations of Comprehensive Care after the business combination would include those that were performed by Core (including Direct Ventures International) prior to the combination, and whether any business contracts were transferred from Core to Comprehensive Care as a result of the combination. If applicable, further explain how you accounted for the transfer of the operations/contracts.

Form 8-K filed January 23, 2009

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement with Core Corporate Consulting Group

18. We note your response to comment 11 regarding the administrative services agreement with Hythiam. Please supplementally describe the terms of the agreement and provide your analysis why this agreement is not a material contract.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Accountant, at (202) 551-3659, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding comments pertaining to financial statements and related matters. Please contact John L. Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director